Exhibit 99.1

Genetic Technologies Announces US$2 Million Registered Direct Offering

MELBOURNE, AUSTRALIA, April 19, 2024 / Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”, or “Genetic Technologies”), a global leader in guideline-driven genomics-based tests in health, wellness and serious diseases, today announced that it has entered into a definitive agreement for the purchase and sale in a registered direct offering of 1,000,000 American Depositary Shares (“ADSs”) (or ADS equivalents in lieu thereof in the nature of pre-funded warrants), each representing thirty (30) ordinary shares of the Company, at an issue price of US$2.00 per ADS. In addition, in a concurrent private placement, the Company will issue unregistered warrants (“Warrants”) to purchase up to 1,000,000 ADSs. The Warrants will have an exercise price of US$2.00 per ADS, will be exercisable upon issuance, and will expire five years following issuance. The closing of the offering is expected to occur on or about April 22, 2024, subject to the satisfaction of customary closing conditions.

No shareholder approval is required as the capital raising as it is undertaken pursuant to the shareholder approval at the Company’s EGM held on 20 March 2024.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from this offering are expected to be approximately US$2 million, before deducting the placement agent’s fees and other offering expenses payable by the Company.

The Company intends to use the net proceeds from this offering:

-	to drive revenue and support our sales and marketing initiatives through the recently launched digital strategy via the consumer-initiated platforms;
-	to drive sales and support the commercialization of the GeneType Multi Risk test through the B2B channels with U.S. health systems and employers;
-	to expand into new markets in Europe and across South East Asia;
-	to execute the sales and marketing to launch the ‘World First’ Comprehensive Hereditary Breast and Ovarian Cancer Risk Test as part of our germline genetic testing division;
-	for funding product research and development of the newly announced Comprehensive risk test; and
-	for other working capital and general corporate purposes.

The securities described above, but not the Warrants issued in the private placement and the ADSs underlying the Warrants), are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-276168) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 20, 2023, and declared effective by the SEC on January 4, 2024. The offering of the ADSs (or ADS equivalents) in the registered direct offering will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 865-5711 or e-mail at placements@hcwco.com.

The Warrants described above are being issued in a concurrent private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and, along with the ADSs underlying the Warrants, have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the Warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

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Authorised for release by the Board of Directors of Genetic Technologies Limited.

Enquiries

Simon Morriss

Chief Executive Officer

Genetic Technologies Limited

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness, and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward-Looking Statements

This press release may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.